UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 16, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the Invitation to the Annual General Meeting of UBS Group AG and news release with the related agenda, which appear immediately following this page.

Invitation to the Annual General Meeting

UBS Group AG

Wednesday, 15 April 2026, 10:30 a.m. CEST
St. Jakobshalle, St. Jakobs-Strasse 390, 4052 Basel

Dear shareholders,

We are pleased to invite you to the Annual General Meeting of UBS Group AG (the AGM). It will take place on Wednesday, 15 April 2026, at 10:30 a.m. CEST, at the St. Jakobshalle, Basel. Doors open at 9:30 a.m. CEST.

The brochures "Say-on-pay" and "Say-on-non-financial-reporting" set out further details in relation to the proposed votes on compensation and the Sustainability Report and are published at *ubs.com/agm*.

The UBS Group AG Annual Report 2025, including the UBS Group AG Compensation Report, the UBS Group AG standalone report and the auditors' reports for the 2025 financial year, is available electronically at *ubs.com/annualreport*, as is the UBS Group AG Sustainability Report 2025.

On 5 January 2026, UBS Group AG published a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and on its website, at *ubs.com/agm*, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 16 February 2026. No requests were submitted.

Zurich, 16 March 2026

Yours sincerely,

UBS Group AG

Colm Kelleher
Chairman of the Board of Directors

Michael Schoch
Group Company Secretary

Motion
The Board of Directors proposes that the management report for the 2025 financial year and the UBS Group AG consolidated and standalone financial statements for the 2025 financial year be approved.

Explanation
The General Meeting is responsible for the approval of the management report as well as the consolidated and standalone financial statements for each financial year. In its reports to the General Meeting, Ernst & Young Ltd, Basel, as auditors, recommends without qualification that the consolidated and standalone financial statements of UBS Group AG be approved.

Motion
The Board of Directors proposes that the UBS Group AG Compensation Report 2025 be ratified in an advisory vote.

Explanation
The UBS Group AG Compensation Report 2025 is a chapter of the UBS Group AG Annual Report 2025 and is accompanied by a report of the statutory auditor confirming that the Compensation Report 2025 complies with Swiss law. The Compensation Report 2025 explains the governance and principles behind the compensation structure of UBS Group AG, including the link between pay and performance.

The UBS Group AG Compensation Report 2025 and the brochure "Say-on-pay" set out further details in relation to the proposed vote.

Motion
The Board of Directors proposes that the UBS Group AG Sustainability Report 2025 be ratified in an advisory vote.

Explanation
The UBS Group AG Sustainability Report 2025 explains the sustainability and impact strategy and governance of UBS Group AG and its activities and achievements in 2025 pertaining to the environment, including climate, and society. UBS's sustainability metrics, as disclosed in the UBS Group AG Sustainability Report 2025, have been assured by Ernst & Young Ltd, Basel. The assurance report can be downloaded at *ubs.com/sustainability-reporting*.

The UBS Group AG Sustainability Report 2025 and the brochure "Say-on-non-financial-reporting" set out further details in relation to the proposed vote.

Motion
The Board of Directors proposes the appropriation of total profit and an ordinary dividend distribution of USD 1.10 (gross) in cash per share of USD 0.10 nominal value under the terms set out in the following table.

Proposed appropriation of total profit and dividend distribution (50%) out of total profit

For the year ended 31.12.25	USD million	CHF million
Net profit for the period	13,070	10,363
Profit / (loss) carried forward	0	0
Total profit available for appropriation	**13,070**	**10,363**
Appropriation to voluntary earnings reserve	(11,232)	(8,906)
Dividend distribution: USD 1.10 (gross) per dividend-bearing share, USD 0.55 of which out of total profit[1]	(1,838)	(1,457)[2]
Profit / (loss) carried forward	**0**	**0**

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,838 million presented is based on the total number of shares issued as of 31 December 2025. If the final total amount of the dividend is higher or lower, the difference will be balanced through the appropriation to the voluntary earnings reserve. 2 For illustrative purposes, translated at closing exchange rate as of 31 December 2025.

Proposed dividend distribution (50%) out of capital contribution reserve

For the year ended 31.12.25	USD million	CHF million
Statutory capital reserve, of which capital contribution reserve before proposed distribution	29,037	23,024
Dividend distribution: USD 1.10 (gross) per dividend-bearing share, USD 0.55 of which out of capital contribution reserve[1]	(1,838)	(1,457)[2]
Statutory capital reserve, of which capital contribution reserve after proposed distribution	**27,199**	**21,567**

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,838 million presented is based on the total number of shares issued as of 31 December 2025. 2 For illustrative purposes, translated at closing exchange rate as of 31 December 2025.

2

The ordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through the Depository Trust Company or directly registered in the US share register with Computershare will be paid dividends in US dollars.

Provided that the proposed dividend distribution is approved, the payment of the dividend will be made on 23 April 2026 to holders of shares on the record date 22 April 2026. On the SIX Swiss Exchange, the shares will be traded ex-dividend as of 21 April 2026 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 20 April 2026. On the New York Stock Exchange (the NYSE), the shares will be traded ex-dividend as of 22 April 2026 and the last day on which the shares may be traded with entitlement to receive the dividend will be 21 April 2026.

Explanation
UBS Group AG declares its dividends in US dollars, which is its presentation currency. However, shareholders whose shares are held through SIX SIS AG will still receive their dividends converted into Swiss francs.

As set out above, half of the ordinary dividend distribution of USD 1.10 (gross) in cash per share of USD 0.10 nominal value is payable out of total profit, and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

Motion
The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Group Executive Board for the 2025 financial year.

Explanation
After having reported on the past financial year in the UBS Group AG Annual Report 2025, the Board of Directors is now requesting discharge for the 2025 financial year.

Motion
The Board of Directors proposes that Colm Kelleher, Jeremy Anderson, Patrick Firmenich, Fred Hu, Mark Hughes, Renata Jungo Brüngger, Gail Kelly, Julie G. Richardson and Lila Tretikov, each of whose term of office expires with the conclusion of the 2026 AGM, be re-elected for a term of office until the completion of the 2027 AGM.

Explanation
The members of the Board of Directors and its Chairman are elected individually for a term of office until the completion of the next AGM. Each member of the Board of Directors who is standing for re-election has been recommended for re-election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman. Lukas Gähwiler, William C. Dudley and Jeanette Wong will not stand for re-election at the 2026 AGM.

Detailed biographies can be found in the "Corporate governance and compensation" section of the UBS Group AG Annual Report 2025, as well as on the Internet, at *ubs.com/boards*.

6.10. Agustín Carstens

Motion
The Board of Directors proposes that Agustín Carstens be elected as a member of the Board of Directors for a term of office until the completion of the 2027 AGM.

3

Explanation
Agustín Carstens (born 1958) served as General Manager of the Bank for International Settlements (BIS) from 2017 to June 2025. Prior to that, he was Governor of the Bank of Mexico from 2010 to 2017. During his time as Governor, he was a Member of the BIS Board from 2011 to 2017 and chaired the Global Economy Meeting and the Economic Consultative Committee from 2013 to 2017. He also chaired the International Monetary and Financial Committee, the policy advisory committee of the International Monetary Fund (IMF), from 2015 to 2017. Earlier in his career, he served as Mexico's Finance Minister from 2006 to 2009, and as Deputy Managing Director at the IMF from 2003 to 2006. From 2000 to 2003, he was Mexico's Deputy Finance Minister, and from 1999 to 2000, he held the position of Executive Director at the IMF. Mr. Carstens began his career in 1980 at the Bank of Mexico.

Mr. Carstens was a member of the Financial Stability Board from 2010 to 2025 and is a member of the Group of Thirty. He currently serves on the Board of Directors of the Bretton Woods Committee, the Advisory Board of the Global Finance & Technology Network, and the Visa Economic Empowerment Institute Advisory Council. He holds a Master and a PhD in Economics from the University of Chicago and is a Mexican citizen.

If elected, Mr. Carstens will become an independent member of the Board of Directors. Mr. Carstens complies with the mandate threshold set forth in article 31 of the Articles of Association.

6.11. Luca Maestri

Motion
The Board of Directors proposes that Luca Maestri be elected as a member of the Board of Directors for a term of office until the completion of the 2027 AGM.

Explanation
Luca Maestri (born 1963) is currently Vice President of Apple Inc's Corporate Services, reporting to its CEO. He was Chief Financial Officer (CFO) of Apple from 2014 until 2024. Mr. Maestri joined Apple in 2013 as Vice President and Corporate Controller. Before Apple, he served as Executive Vice President and CFO at Xerox Corporation from 2011 to 2013. From 2008 to 2011, he was Senior Vice President and CFO at Nokia Siemens Networks based in Germany. He spent two decades at General Motors (GM), holding various financial leadership roles across multiple countries. Mr. Maestri served as CFO for GM Europe in Zurich and GM do Brasil in Sao Paulo. He also led the Fiat Alliance at GM Europe and managed executive support in Detroit. His experience spans global assignments in Thailand, Singapore, Ireland, Switzerland, Italy, Germany, Brazil and the United States. Mr. Maestri is a member of the Board of Directors of Nestlé S.A. He holds a Bachelor's degree in Economics from Luiss University in Rome and Master of Science in Management from Boston University. He is both an Italian and American citizen.

If elected, Mr. Maestri will become an independent member of the Board of Directors. Mr. Maestri complies with the mandate threshold set forth in article 31 of the Articles of Association.

6.12. Markus Ronner

Motion
The Board of Directors proposes that Markus Ronner be elected as a member of the Board of Directors for a term of office until the completion of the 2027 AGM.

Explanation
Markus Ronner (born 1965) was a member of the Group Executive Board and served as Group Chief Compliance and Governance Officer from 2018 to December 2025, overseeing compliance, financial crime prevention and operational risk control as well as regulatory and governance functions at the Group level. From 2012 to 2018 he was Head Group Regulatory and Governance. In more than 40 years at UBS, he acquired deep expertise across businesses and in non-financial risk management and control. During that time, Mr. Ronner held a variety of senior positions across the firm, including managing the Group-wide too-big-to-fail program, COO Wealth Management & Swiss Bank, Head Products and Services of Wealth Management & Swiss Bank, COO Asset Management, and Head Group Internal Audit. From 2022 until 2023, he served as Chairman of UBS Switzerland AG, the leading Swiss universal bank. After his apprenticeship with Union Bank of Switzerland, he accomplished his Swiss Banking Diploma. He is a Swiss citizen.

Currently, he does not hold any mandates. If elected, Mr. Ronner will become a non-independent member of the Board of Directors. Mr. Ronner complies with the mandate threshold set forth in article 31 of the Articles of Association.

4

Motion
The Board of Directors proposes that Julie G. Richardson and Gail Kelly be re-elected and Patrick Firmenich be elected for a term of office until the completion of the 2027 AGM as members of the Compensation Committee. At its constitutional meeting, the Board of Directors intends to re-appoint Julie G. Richardson as Chairperson of the Compensation Committee.

Explanation
The General Meeting elects each member of the Compensation Committee individually for a term of office until the completion of the next AGM. Each member of the Compensation Committee who is standing for re-election or election has been recommended for re-election or election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman.

Motion
The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 15,000,000 for the members of the Board of Directors for the period from the 2026 AGM to the 2027 AGM be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of compensation of the Board of Directors for the period until the next AGM.

Motion
The Board of Directors proposes that the aggregate amount of variable compensation of CHF 118,857,500 for the members of the Group Executive Board for the 2025 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the aggregate amount of variable compensation of the Group Executive Board for the preceding financial year.

Motion
The Board of Directors proposes that the maximum aggregate amount of fixed compensation of CHF 30,000,000 for the members of the Group Executive Board for the 2027 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of fixed compensation of the Group Executive Board for the following financial year.

5

9. Re-elections

Motion
The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected as the independent proxy for a one-year term of office expiring after completion of the AGM 2027.

Explanation
Pursuant to article 15 of the Articles of Association, the General Meeting elects the independent proxy. The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected for a further term of office until the completion of the next AGM as the independent proxy. ADB Altorfer Duss & Beilstein AG, Zurich, has confirmed to the Board of Directors that it possesses the level of independence required to take on this role.

Motion
The Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for the 2026 financial year as auditors for the consolidated and standalone financial statements of UBS Group AG.

Explanation
Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a further one-year term of office as auditors. Ernst & Young Ltd, Basel, has confirmed to the Board of Directors' Audit Committee that it possesses the level of independence required to take on this role.

Motion
The Board of Directors proposes that: (i) UBS Group AG's share capital be reduced by USD 6,377,655.00 from USD 334,158,171.40 to USD 327,780,516.40 by canceling 63,776,550 registered shares with a nominal value of USD 0.10 each, all of which are held in treasury; and (ii) the reduction amount be booked against the minus position for treasury shares.

Explanation
The Board of Directors has been authorized at the 2023 AGM to repurchase shares for cancellation purposes in an aggregate value of up to USD 6 billion until the 2025 AGM. The repurchase has been conducted via a separate trading line on the SIX Swiss Exchange.

The 2024 share repurchase program was concluded on 23 May 2025 with a total of 63,776,550 shares repurchased, at an overall purchase price of USD 1,999,932,111.00. The average purchase price was USD 31.3584 per share.

The Board of Directors proposes that the AGM approves the cancellation of the 63,776,550 shares repurchased and the corresponding reduction of the share capital. If approved by the shareholders, the Board of Directors will implement the capital decrease and update the Articles of Association accordingly.

On 4 February 2026, a creditors' call required by Swiss law to implement the capital reduction was published in the Swiss Official Gazette of Commerce. Based on, inter alia, the results of this creditors' call, Ernst & Young Ltd, as statutory auditors, has prepared a special audit report dated 10 March 2026 confirming that all claims of creditors of UBS Group AG are covered despite the capital reduction.

6

Organizational issues

Voting rights
Shareholders entered in the share register of UBS Group AG on 10 April 2026 at 5 p.m. CEST (on 31 March 2026 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to vote via the independent proxy.

No trading restriction on UBS Group AG shares
The registration of shareholders for voting purposes does not affect the trading of UBS Group AG shares held by registered shareholders before, during or after the General Meeting. Neither Swiss law nor the UBS Group AG Articles of Association impose trading restrictions for shareholders that have been entered in the share register of UBS Group AG with a view to voting at the upcoming AGM.

Admission cards for the AGM
Shareholders entered in the share register of UBS Group AG in Switzerland may order their admission cards via our e-voting platform or send the order form attached to the personal invitation that has been sent to registered shareholders to the following address by 10 April 2026: Devigus Engineering AG, AGM UBS Group AG, Birkenstrasse 47, 6343 Rotkreuz, Switzerland.

Shareholders entered in the share register of UBS Group AG in the United States of America may request their admission cards by writing to the following address by 31 March 2026: UBS Group AG, c/o Computershare Trust Company NA, P.O. Box 43006, Providence, RI 02940-3006, USA.

Admission cards will be sent out starting on 6 April 2026. Issued admission cards will be invalidated if the corresponding shares are sold prior to the AGM and if notice of such sale is given to the share register of UBS Group AG. The public transport ticket in Basel for zone 10 (*Tarifverbund Nordwestschweiz*) will be enclosed with each ordered admission card and is free of charge for your return journey to the St. Jakobshalle.

Representation
Shareholders may be represented at the General Meeting by their legal representative, under a written power of attorney by a proxy or by a written or electronic power of attorney by ADB Altorfer Duss & Beilstein AG (Dr. Larissa Marolda, Attorney), Walchestrasse 15, 8006 Zurich, Switzerland, as the independent proxy.

Registered shareholders have been sent a personal invitation including a power of attorney and voting instructions to appoint, or give instructions to the independent proxy (ADB Altorfer Duss & Beilstein AG) either in writing or via our e-voting platform. Timely processing can be guaranteed for all duly signed forms received by 13 April 2026.

Language / Live webcast
The AGM will be held in the main languages English and German. Simultaneous interpretations into German, English and French will be available at the meeting. Headsets can be obtained at the entrance of the main hall. The AGM will be broadcast live on the Internet, via *ubs.com/agm*, in English, German and original track.

Should you have any questions related to the AGM, we are happy to answer them via our hotline: +41-44-235 66 52.

UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

UBS

© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 16 March 2026

16 March 2026
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules
News Release
UBS publishes agenda for its Annual General Meeting on 15 April 2026
•
Lukas Gähwiler,
William C. Dudley and Jeanette Wong will not not stand for re-election
•
Markus Ronner,
Agustín Carstens and Luca Maestri nominated for election to the Board of Directors
•
All other members of the Board of Directors will stand for re
-election
•
The Board of Directors of UBS Group AG proposes
an ordinary dividend of USD 1.10
(gross) in cash per share for the 2025 financial year
Zurich, 16 March 2026 – UBS Group AG will hold its 2026 Annual General Meeting (AGM) on 15 April 2026 at 10:30am CEST in Basel. The AGM will be held in German and English and broadcast live in both languages on ubs.com/agm.
The invitation, including information on individual agenda items, is available at ubs.com/agm.
Agenda
1. Approval of the UBS Group AG management report and consolidated and standalone financial statements for the 2025 financial year
2. Advisory vote on the UBS Group AG Compensation Report 2025
3. Advisory vote on the UBS Group AG Sustainability Report 2025
4. Appropriation of total profit and distribution of ordinary dividend out of total profit and capital contribution reserve
5. Discharge of the members of the Board of Directors and the Group Executive Board for the 2025
financial year
6. Re-elections and elections of members of the Board of Directors
6.1.
Colm Kelleher, as Chairman of the Board
of Directors
6.2. Jeremy Anderson
6.3.
Patrick Firmenich
6.4. Fred Hu
6.5. Mark Hughes
6.6.
Renata Jungo Brüngger

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 16 March 2026

6.7.
Gail Kelly
6.8. Julie G. Richardson
6.9. Lila Tretikov
6.10. Agustin Carstens
6.11. Luca Maestri
6.12. Markus Ronner
7. Re-elections and election of the members of the Compensation Committee
7.1.
Julie G. Richardson
7.2. Gail Kelly
7.3. Patrick Firmenich
8. Approval of compensation for the members of the Board of Directors and the Group Executive Board
8.1. Approval of the maximum aggregate amount of compensation for the members of the Board of
Directors from the 2026 AGM to the 2027 AGM
8.2. Approval of the aggregate amount of variable compensation for the members of the Group
Executive Board for the 2025 financial year
8.3. Approval of the maximum aggregate amount of fixed compensation for the members of the
Group Executive Board for the 2027 financial year
9. Re-elections
9.1.
Re-election of the independent proxy,
ADB Altorfer Duss & Beilstein AG, Zurich
9.2. Re-election of the auditors, Ernst & Young Ltd, Basel
10. Ordinary reduction of share capital by way of cancellation of shares repurchased under the 2024 share repurchase program
UBS Group AG
Investor contact
Switzerland:
+41-44-234 41 00
Americas:
+1-212-882 5734
Media contact
Switzerland:
+41-44-234 85 00
UK:
+44-207-567 47 14
Americas:
+1-212-882 58 58
APAC:
+852-297-1 82 00
www.ubs.com/media

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 16 March 2026

To
representatives of the media
16 March 2026
Invitation to the 2026 UBS AGM
Dear Sir or Madam,
You are
invited to attend UBS Group AG’s Annual General Meeting on
15 April 2026 at 10:30am CEST in
Basel . Doors will open at 9:30am CEST.
For organizational purposes, participants need to register by 8 April 2026, providing us via mail
(mediarelations@ubs.com)
with the following information:
Last name/first name; Your Organization;
Telephone;
Email
. Upon receipt of your registration, we will send you a confirmation that you will need to present on the day to gain access to the Annual General Meeting.
UBS Group AG

This
Form
6-K
is
hereby
incorporated
by
reference
into
(1)
the
registration
statement
on
Form
F-3
(Registration
Number
333-293403),
(2)
the
registration
statements
of
UBS
Group
AG
on
Form
S-8
(Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255;
333-228653; 333-230312;
333-249143 and
333-272975), and
(3) into
each prospectus
outstanding under
any of the foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi______________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
March 16, 2026